

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

December 10, 2007

via U.S. mail and facsimile

Mr. Brian K. Ferraioli
Chief Financial Officer
The Shaw Group Inc.
4171 Essen Lane
Baton Rouge, LA 70809

> **RE: The Shaw Group Inc.**
> **Form 10-K for the Fiscal Year Ended August 31, 2006**
> **Filed October 31, 2006**
> **Form 10-K/A for the Fiscal Year Ended August 31, 2006**
> **Filed September 28, 2007**
> **File No. 001-12227**

Dear Mr. Ferraioli:

We have completed our review of these filings and have no further comments at this time.

If you have any further questions regarding our review of your filings, please direct them to Ryan Rohn, Staff Accountant, at (202) 551-3739 or, in his absence, to Al Pavot, Staff Accountant, at (202) 551-3738, or to the undersigned at (202) 551-3355.

Sincerely,

Terence O'Brien
Accounting Branch Chief